UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of                               May                               , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑                    Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐                    No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	May 14, 2009	By	/s/ Heri Supriadi
(Signature)

Heri Supriadi VP Investor Relations/ Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA, Tbk.
NOTICE
ANNUAL GENERAL MEETING OF SHAREHOLDERS 2009
(No.67/PR110/COM-10/2009)
Pursuant to Article 11, Article of Association of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, Tbk, herein after abbreviated as P.T. TELKOM Indonesia, Tbk, further referred to as the “Company”, herewith announce to the Shareholders that the Company is to hold the Annual General Meeting of Shareholders (AGMS) 2009 on:

Day / Date	:	Friday, June `12, 2009.
Time	:	14.00 Jakarta Time
Place	:	Aula Pangeran Kuningan
Gedung Grha Citra Caraka
Jl. Gatot Subroto No.52
Jakarta 12710
Those eligible to attend the AGMS shall be shareholders of the Company whose names are registered at the Company’s Share Register at 16.00 hours Jakarta Time on May 27, 2009
According to the paragraph 5, article 13 of the Company’s Article of Association, Shareholder with a minimal ownership of 10% of the total outstanding share with valid voting rights may propose an agenda for the meeting which is expected to be received by May 20, 2009.
Invitation for the Shareholder Meeting shall be announced on May 28, 2009.

Bandung, May 14, 2009 PT TELKOM, Tbk Board of Directors